Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Shell Midstream Partners, L.P. for the registration of common units and Partnership securities representing limited partner interests and to the incorporation by reference of our report dated February 12, 2016, with respect to the financial statements of Bengal Pipeline Company LLC for the year ended December 31, 2015, included in the Annual Report (Form 10-K) of Shell Midstream Partners, L.P. for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, GA

November 2, 2018